SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)*

Radius Health, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

750469 108

(CUSIP Number)

Morag Law
Devon House, 3rd Floor

12-15 Dartmouth Street

London SW1H 9BL

United Kingdom

Tel: (01144) 20 7654 5853

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following page)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons F2 Bioscience III L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 1,914,375 (1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 1,914,375 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,914,375 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 6.6%(1)

14	Type of Reporting Person PN

(1)   Includes 357,047 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by the Reporting Person.  The percentage is calculated based upon 28,938,899 shares of outstanding Common Stock being deemed issued and outstanding, as reported by the Issuer in the final prospectus dated June 5, 2014 relating to its initial public offering filed with the SEC pursuant to Rule 426(b)(4) (the “Final Prospectus”).

1	Names of Reporting Persons F2 Bioscience GP Ltd

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 1,914,375 (1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 1,914,375 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,914,375 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 6.6%(1)

14	Type of Reporting Person OO

(1)   Consists of 1,557,328 shares of Common Stock, owned by F2 Bioscience III L.P. (“F2 III”) and includes 357,047 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 III.  The percentage is calculated based upon 28,938,899 shares of outstanding Common Stock being deemed issued and outstanding, as reported by the Issuer in the Final Prospectus.

1	Names of Reporting Persons Dr. Morana Jovan-Embiricos

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 993,247 (1)

	8	Shared Voting Power 4,546,790 (2)

	9	Sole Dispositive Power 993,247 (1)

	10	Shared Dispositive Power 4,546,790 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,540,037(3)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 19.1%(3)

14	Type of Reporting Person IN

(1)

Consists of 871,851 shares owned by F2 Bio Ventures V, L.P. (“F2 V”) and includes 121,396 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 V. The Reporting Person is the sole member ofF2 Bio Ventures GP Ltd (“F2 V GP”), the General Partner of F2 V.

(2)

Consists of (i) 1,794,983 shares owned by F2 Bioscience IV, L.P. (“F2 IV”) and includes 249,932 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 IV, (ii) 587,500 shares owned by F2 Bioscience VI, L.P. (“F2 VI”) and (iii) 1,557,328 shares owned by F2 III and includes 357,047 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 III. The Reporting Person is a member of each of F2 IV GP, the General Partner of F2 IV and F2 VI and of F2 Bioscience GP III Ltd., (“F2 III GP”) the General Partner of F2 Bioscience III L.P.

(3)

Consists of (i) 871,851 shares owned by F2 V and includes 121,396 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 V, (ii) 1,794,983 shares owned by F2 IV and includes 249,932 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 IV, (iii) 587,500 shares owned by F2 VI, and (iv) 1,557,328 shares owned by F2 III and includes 357,047 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 III. The Reporting Person is the sole member of F2 V GP, the General Partner of F2 V. The Reporting Person is a member of each F2 IV GP, the General Partner of F2 IV and F2 VI, and of F2 III GP, the General Partner of F2 III.

The percentage is calculated based upon 28,938,899 shares of outstanding Common Stock being deemed issued and outstanding, as reported by the Issuer in the Final Prospectus.

1	Names of Reporting Persons Katherine Priestley

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 4,546,790(1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 4,546,790 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,546,790 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 15.7%(1)

14	Type of Reporting Person IN

(1)   Consists of (i) 1,794,983 shares owned by F2 IV and includes 249,932 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 IV, (ii) 587,500 shares owned by F2 VI, and (iii) 1,557,328 shares owned by F2 III and includes 357,047 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 III.  The Reporting Person is a member of each F2 IV GP, the General Partner of F2 IV and F2 VI, and of F2 III GP, the General Partner of F2 III.   The percentage is calculated based upon 28,938,899 shares of outstanding Common Stock being deemed issued and outstanding, as reported by the Issuer in the Final Prospectus.

1	Names of Reporting Persons F2 Capital Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 5,540,037 (1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 5,540,037 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,540,037 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 19.1%(1)

14	Type of Reporting Person OO

(1)   Consists of (i) 871,851 shares owned by F2 V and includes 121,396 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 V, (ii) 1,794,983 shares owned by F2 IV and includes 249,932 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 IV, (iii) 587,500 shares owned by F2 VI, and (iv) 1,557,328 shares owned by F2 III and includes 357,047 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 III.  The Reporting Person provides investment advisory services to each of F2 III, F2 IV, F2 V, and F2 VI. The percentage is calculated based upon 28,938,899 shares of outstanding Common Stock being deemed issued and outstanding, as reported by the Issuer in the Final Prospectus.

Schedule 13D (Amendment No. 2)

EXPLANATORY NOTE: This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends the statement on Schedule 13D relating to shares of common stock, $0.0001 par value (the “Common Stock”) of Radius Health, Inc. (the “Issuer”), filed by the Reporting Persons with the Securities and Exchange Commission on February 25, 2014, as amended March 4, 2014 (the “Original Schedule 13D”).

Except as otherwise noted, all shares of Issuer securities reported in this Amendment No. 2 give effect to the one-for-2.28 reverse stock split effected by the Issuer on April 24, 2014 and the closing of the Issuer’s initial public offering (the “IPO”) on June 11, 2014, including the conversion of all outstanding shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”), of the Issuer, if any, held by the Reporting Persons, into shares of Common Stock.

Amendment No. 2 is filed to (1) report an increase in the number of shares of Common Stock owned by the Reporting Persons, (2) a change in the percentage of the outstanding shares of Common Stock of the Issuer beneficially owned by the Reporting Persons as a result of the conversion of all of the Issuer’s Preferred Stock in connection with the IPO and (3) file the Fifth Amended and Restated Stockholders’ Agreement, dated as of April 24, 2014, by and among the Issuer and the stockholders party thereto. This Amendment is also being filed to report the dissolution of the group comprised of the Reporting Persons and the Separately Filing Group Members (as defined below), as further described in Item 5.

Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Except as otherwise provided herein, each Item of the Original Schedule 13D remains unchanged.

Item 2.	Identity and Background

Item 2 is hereby supplemented to add the following:

Prior to June 6, 2014 (the “Effective Date”), certain of the Reporting Persons were parties to a certain agreement (the “Prior Stockholders’ Agreement”) with the other persons referred to on Schedule B attached to this Amendment No. 2 (the “Separately Filing Group Members”), which contained, among other things, certain director election provisions and price-based transfer restrictions on the shares of Common Stock held by Reporting Persons. As a result, certain of the Reporting Persons may have belonged to a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of certain of the Reporting Persons and the Separately Filing Group Members. It is the understanding of the Reporting Persons that the Separately Filing Group Members have filed or are filing separate Amendments to Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Act. Ownership information of the Separately Filing Group Members is or will be reflected in the separate filings made by the Separately Filing Group Members.

On April 24, 2014, the Issuer, the Reporting Persons and the Separately Filing Group Members entered into a Fifth Amended and Restated Stockholders’ Agreement (the “New Stockholders’ Agreement”), which became effective on the Effective Date and amended and restated in its entirety the Prior Stockholders’ Agreement.  The New Stockholders’ Agreement is attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 30, 2013 and incorporated by reference herein. The New Stockholders’ Agreement eliminated the aforementioned voting agreements and limitations on the sale of the shares of Common Stock held by the Reporting Persons and the Separately Filing Group Members and grants the parties thereto certain resale, demand and piggyback registration rights as set forth therein.  With the termination of such agreements, any group within the meaning of Section 13(d)(3) of the Act that may have been deemed to have been formed among the Reporting Persons and the Separately Filing Group Members has been terminated, effective as of the Effective Date.  Each Reporting Person expressly disclaims membership in any such group and beneficial ownership of any securities beneficially owned by any other Reporting Person (other than as reported herein) or Separately Filing Group Member.  Any further filings with respect to securities of the Issuer, if required, shall be filed by each Reporting Person separately or jointly with their affiliates.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented to add the following:

Upon consummation of the IPO, all shares of Preferred Stock of the Issuer held by the Reporting Persons were converted into shares of Common Stock.

In connection with the IPO, the Issuer issued an aggregate of 129,128 shares of Common Stock to the Reporting Persons in satisfaction of accumulated and unpaid dividends on the Preferred Stock.

Schedule C is also amended and incorporated herein to this Item 3 by reference.

Item 4.	Purpose of Transaction

The first paragraph of Item 4 is hereby amended and restated in its entirety as follows:

Each of the Reporting Persons acquired the shares indicated next to the name of such Reporting Person in Schedule C for investment purposes.  Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, any or all of the Reporting Persons may dispose of or acquire additional shares of the Issuer in compliance with applicable law.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)           Aggregate number of securities beneficially owned by each Reporting Person disclosed in Item 2: See Line 11 of the cover sheets.

Percent of Class:  See Line 13 of the cover sheets.  The percentages set forth on the cover sheets for each Reporting Person are calculated based upon 28,938,899 shares of outstanding Common Stock being deemed issued and outstanding, as reported by the Issuer in the Final Prospectus.

(b)                                   Regarding the number of shares as to which such person has:

(i)            sole power to vote or to direct the vote:

See Line 7 of cover sheets.

(ii)           shared power to vote or to direct the vote:

See Line 8 of cover sheets.

(iii)          sole power to dispose or to direct the disposition:

See Line 9 of cover sheets.

(iv)          shared power to dispose or to direct the disposition:

See Line 10 of cover sheets.

(c)           Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(e)           Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The portion of Item 2 containing the description of the New Stockholders’ Agreement and the termination of the Prior Stockholders’ Agreement and associated termination of any group within the meaning of Section 13(d)(3) of the Act that may have been deemed to have been formed among the parties thereto, and Item 3, are incorporated by reference into this Item 6.

F2 and F2 Capital are party to an Investment Advisory Agreement, dated April 22, 2013, which is attached as Exhibit 6 to the Original Schedule 13D and incorporated by reference herein.

Certain of the Reporting Persons hold warrants to purchase an aggregate of 357,047 shares of Common Stock which are exercisable at the Reporting Person’s option until the expiration date on April 23, 2018 or exercise automatically in the event of a sale of the Issuer.

Item 7.	Material to be Filed as Exhibits.
Item 7 of the Original Schedule 13D is amended and supplemented as follows:

Exhibit Number	Description
5	Fifth Amended and Restated Stockholders’ Agreement, dated as of April 24, 2014, by and among the Issuer and the stockholders party thereto.*

* Incorporated by reference from the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 20, 2014

F2 BIOSCIENCE III L.P.
By: F2 Bioscience IV GP Ltd.,
its general partner

By:	/s/ Morag Law as Attorney-in-Fact under Power of Attorney
Name: Morag Law
Title: Authorised Signatory

F2 BIOSCIENCE GP LTD.

By:	/s/ Morag Law as Attorney-in-Fact under Power of Attorney
Name: Morag Law
Title: Authorised Signatory

F2 CAPITAL LIMITED

By:	/s/ Morag Law as Attorney-in-Fact under Power of Attorney
Name: Morag Law
Title: Authorised Signatory

By:	/s/ Dr. Morana Jovan-Embiricos by Morag Law as Attorney-in-Fact under Power of Attorney
Name: Dr. Morana Jovan-Embiricos

By:	/s/ Katherine Priestley by Morag Law as Attorney-in-Fact under Power of Attorney
Name: Katherine Priestley

Schedule B

Separately Filing Group Members

Alwyn Michael Parfitt, M.D.

Barry Pitzele

Bart Henderson

Ben Lane

Benita S. Katzenellenbogen, Ph.D.

Board of Trustees of the University of Arkansas

Breining Family Trust

Chris Glass

Christopher Miller

David E. Thompson Revocable Trust

Dotty McIntyre, RA (Paquin)

Dr. Dennis A. Carson

H. Watt Gregory, III

H2 Enterprises, LLC

Hostetler Family Trust

John Katzenellenbogen

John Katzenellenbogen Trust

John Thomas Potts Trust

John Thomas Potts, Jr.

Jonathan Guerriero

Jonnie K. Westbrook Revocable Trust dated March 17, 2000

Julianne Glowacki, Ph.D.

Kathy Welch

Kelly Colbourn

Kelly Sullivan

The Kent C. Westbrook Revocable Trust, Dated March 17, 2000

Louis O’Dea

Maria Grunwald

Maysoun Shomali

Michael Rosenblatt

Nick Harvey

Charles O’Brien

Patricia Rosenblatt

Raymond F. Schinazi

Richard Lyttle

Robert L. Jilka, Ph.D.

Robert S. Weinstein, M.D.

Ruff Trust

Samuel Ho

Socrates E. Papapoulos, M.D.

Stavros C. Manolagas

Stavroula Kousteni, Ph.D.

Teresita M. Bellido, Ph.D.

The Richman Trust

Thomas E. Sparks, Jr.

Tonya D. Goss (formerly Smith)

C.C. Consulting A/S

Claus Christiansen, MD

Bente Riis Christiansen

MPM Bioventures III, L.P.

MPM Bioventures III-QP, L.P.

MPM Bioventures III GMBH & Co. Beteiligungs KG

MPM Bioventures III Parallel Fund, L.P.

MPM Asset Management Investors 2003 BVIII LLC

MPM Bio IV NVS Strategic Fund, L.P.

The Wellcome Trust Limited, as Trustee of the Wellcome Trust

HealthCare Ventures VII, L.P.

OBP IV — Holdings LLC

mRNA II - Holdings LLC

Biotech Growth N.V.

Ipsen Pharma SAS

Brookside Capital Partners Fund, L.P.

BB Biotech Ventures II, L.P.

Healthcare Private Equity Limited Partnership

Saints Capital Granite, L.P.

Schedule C

Share Ownership of the Reporting Persons

NAME	SHARE OWNERSHIP
F2 Bioscience III L.P.	1,914,375 shares of Common Stock which includes 357,047 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock.
F2 Bioscience GP Ltd

1,914,375 shares of Common Stock, consisting of 1,557,328 shares of Common Stock owned by F2 III and includes 357,047 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 IV.

Dr. Morana Jovan Embiricos

5,540,037 shares of Common Stock, consisting of (i) 871,851 shares owned by F2 V and includes 121,396 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 V, (ii) 1,794,983 shares owned by F2 IV and includes 249,932 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 IV, (iii) 587,500 shares owned by F2 VI, and (iv) 1,557,328 shares owned by F2 III and includes 357,047 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 III.

Katherine Priestley

4,546,790 shares of Common Stock, consisting of (i) 1,794,983 shares owned by F2 IV and includes 249,932 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 IV, (ii) 587,500 shares owned by F2 VI, and (iii) 1,557,328 shares owned by F2 III and includes 357,047 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 III.

F2 Capital Limited

5,540,037 shares of Common Stock, consisting of (i) 871,851 shares owned by F2 V and includes 121,396 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 V, (ii) 1,794,983 shares owned by F2 IV and includes 249,932 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 IV, (iii) 587,500 shares owned by F2 VI, and (iv) 1,557,328 shares owned by F2 III and includes 357,047 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by F2 III.